Free Writing Prospectus	Filed Pursuant to Rule 433
Dated June 27, 2007	Registration Statement No. 333-141801
Emeritus Corporation
Common Stock

This free writing prospectus relates only to the securities described above and should be read together with the prospectus contained in the Registration Statement on Form S-3 of Emeritus Corporation (the “Company,” “we” or “our”), originally filed on April 2, 2007, as amended, and the Preliminary Prospectus Supplement filed on June 25, 2007 (the “Prospectus Supplement”), relating to the offering of 11,000,000 shares of the Company’s common stock (the “Offering”).

Common stock offered by the selling shareholders	500,000 shares. This reflects a decrease of 1,000,000 shares from the amount set forth on the cover of the Prospectus Supplement and referenced elsewhere in the Prospectus Supplement, including in the sections captioned “Prospectus supplement summary — The offering,” “Use of proceeds” and “Principal and selling shareholders.”

Over-allotment option	The underwriters may purchase up to an additional 1,650,000 shares of our common stock from us at the public offering price, less underwriting discounts and commissions payable, to cover over-allotments, if any, within 30 days from the date of the final prospectus supplement relating to the offering. This represents an increase of 350,000 shares for the Company and a decrease of 500,000 shares for the selling shareholders from the numbers of shares relating to the over-allotment option that are set forth on the cover page of the Prospectus Supplement and referenced elsewhere in the Prospectus Supplement, including in the sections captioned “Prospectus supplement summary — The offering” and “Underwriting — Over-allotment Option.”

Public offering price	$31.00 per share.

Pro forma as adjusted consolidated balance sheet data	Based on the public offering price of the shares of common stock we are selling in the Offering and the application of the net proceeds of the Offering as described below, our pro forma as adjusted cash and cash equivalents; working capital deficit; property plant and equipment, net; total assets; total debt, including capital leases; and total shareholders equity (deficit) as of March 31, 2007 would have been approximately $70,268; $(43,299); $1,415,959; $1,867,779; $1,264,360; and $467,420, respectively (in thousands).

Use of proceeds	We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $305.3 million based on the public offering price. If the underwriters exercise their over-allotment option in full, the net proceeds of the shares we sell will be approximately $353.4 million. We intend to use the net proceeds of this offering to repay certain indebtedness in the aggregate amount of $82.3 million, comprised of:
•	$39.8 million of indebtedness incurred or assumed in connection with our recent acquisitions of facilities we previously leased, including a loan in the amount of $18.0 million from an entity affiliated with Daniel R. Baty, our Chief Executive Officer and our Chairman of the Board of Directors;

•	other indebtedness of approximately $35.4 million, including a loan from an entity affiliated with Mr. Baty in the approximate amount of $10.8 million; and

•	certain indebtedness of Summerville in the amount of $7.1 million that we will repay upon consummation of the Summerville acquisition.

We intend to use an additional $181.4 million of the net proceeds of this offering, together with secured borrowing in the approximate aggregate amount of $413.7 million, to pay the purchase price for the pending acquisition of 44 communities that we currently lease and 8 communities that Summerville currently leases. The remaining net proceeds will be used to finance facility developments, facility acquisitions, and capital expenditures, and for other general corporate purposes.

Capitalization	Our cash and cash equivalents; long-term debt, including current portion; additional paid-in capital; total shareholders equity (deficit); and total capitalization as of March 31, 2007, in each case as adjusted after giving effect to the pro forma adjustments and as adjusted for the Offering, would have been approximately: $70,268; $1,264,360; $687,322; $467,420 and $1,740,081, respectively (in thousands).

Selling Shareholders	The number of shares of common stock offered by the selling shareholders and the beneficial ownership of the selling shareholders after the Offering are set forth below:

		Beneficial ownership
		after offering
Beneficial ownership	Shares offered	Number	Percent
Saratoga Partners IV, L.P.	468,750	5,922,615	19.9
Saratoga Coinvestment IV LLC	12,500	5,922,615	19.9
Saratoga Management
Company LLC	350	5,922,615	19.9
John P. Birkelund	7,683	5,922,615	19.9
Charles P. Durkin, Jr.	6,683	5,948,115	20.0
David W. Niemiec	2,917	60,057	1.0<
Christian Oberbeck	1,117	5,922,615	19.9
To review a filed copy of the Updated Prospectus Supplement, go to the following link:
http://www.sec.gov/Archives/edgar/data/1001604/000095013407013940/0000950134-07-013940-index.htm
Emeritus Corporation has filed a registration statement (including a prospectus, preliminary prospectus supplement and free writing prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. To review a filed copy of the preliminary prospectus supplement, go to the hyperlink above this legend. Alternatively, with respect to the issuer’s offering of common stock, the issuer, any underwriter or any dealer participating in the offering of the common stock will arrange to send to you the prospectus and applicable preliminary prospectus supplement if you request it by calling toll-free (888)-827-7275, Attention: Equity Syndicate at 212-713-2626.